SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of April, 2013

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name: Luiz Carlos Angelotti e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact

name: Paulo Faustino da Costa e-mail: investidores@bradesco.com.br telephone number: (55 11) 2178-6201 fax: (55 11) 2178-6215

Newspapers (and locality) in which corporate acts are published

Diário Oficial do Estado de São Paulo and Valor Econômico, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on 12.31.2012

Event

Date

Sending to BM&FBOVESPA (Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin-American Market) and making available to shareholders (Website).

1.28.2013

Publication

2.6.2013

Standard Financial Statements (DFP), related to the fiscal year ended on 12.31.2012

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	1.28.2013

Financial Statements in accordance with IFRS, related to the fiscal year ended on 12.31.2012

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	3.28.2013

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

.2.

Form 20-F related to the fiscal year ended on 12.31.2012

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	4.30.2013

Cash Dividends in the allocation of results related to the fiscal year 2012 (at the Annual Shareholders` Meeting of 2013 the distributions already occurred will be ratified)
Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Dividends	1st business day of each month	367,207,430.74	until March/2012(*)		1st business day of the following month
			0.014541175	0.015995293
			from April /2012(*)
			0.015995293	0.017594822
Monthly Interest on Shareholders’ Equity (**)		452,558,333.78	Gross amount in R$/Share
			0.018817992	0.020699791
Intermediary Interest on Shareholders’ Equity - 1st half/2012	Special Meeting of the Board of Directors 6.27.2012	754,349,149.12	0.188184678	0.207003146	7.18.2012
Complementary Interest on Shareholders’ Equity of the year 2012	Special Meeting of the Board of Directors 12.21.2012	2,054,400,000.00	0.512557736	0.563813510	3.7.2013
Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2012	Special Meeting of the Board of Directors 2.5.2013	266.483.412,12	0,066485657	0,073134223	3.7.2013

PS.: (*) on 3.7.2012, Dividends increased 10% from R$0.014541175 to R$0.015995293 per common share and from R$0.015995293 to R$0.017594822 per preferred share, as of Dividends referring to the month of April/2012;

(**) on 6.20.2012, Bradesco started to pay Monthly Interest on Shareholders` Equity to replace the Monthly Dividends, from the Interest regarding the month of July/2012. The net amount of the Interest on Shareholders` Equity, by type of share, corresponds to the same amounts paid so far, as Monthly Dividends.

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

.3.

Reference Form related to the fiscal year 2013

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	5.31.2013

Financial Statements and Consolidated Financial Statements, related to the semester ended on 6.30.2013

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	7.22.2013
Publication	8.7.2013

Quarterly Report – ITR

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)

Relating to 1st quarter/2013	4.22.2013
Relating to 2nd quarter/2013	7.22.2013
Relating to 3rd quarter/2013	10.21.2013

Quarterly Consolidated Financial Statements in English

Event

Date

Sending to SEC, NYSE, LATIBEX and making available to shareholders (Website)

Relating to 1st quarter/2013	4.22.2013
Relating to 2nd quarter/2013	7.22.2013
Relating to 3rd quarter/2013	10.21.2013

Quiet Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2012	1.13.2013 to 1.27.2013
Relating to 1st quarter /2013	4.7.2013 to 4.21.2013
Relating to 2nd quarter /2013	7.7.2013 to 7.21.2013
Relating to 3rd quarter /2013	10.6.2013 to 10.20.2013

Disclosure of Results

Event

Date

Annual/2012

1.28.2013
Relating to 1st quarter /2013	4.22.2013
Relating to 2nd quarter /2013	7.22.2013
Relating to 3rd quarter /2013	10.21.2013

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

.4.

Public Meeting with Analysts and Investors

  Event: Public Meeting with Analysts and investors, open to other interested parties

Date / Time / Place

Date / Time / Place

4.12.2013 (Friday) - 6 p.m - Curitiba, PR (EXPOMONEY/APIMEC) Rua Prof. Pedro Viriato Parigot de Souza, 5.300 - Campo Comprido

9.13.2013 (Friday) – São Paulo, SP

(EXPOMONEY/APIMEC) Transamérica Expo Center Av. Dr. Mário Vilas Boas Rodrigues, 387 - Santo Amaro
5.9.2013 (Thursday) – Porto Alegre, RS (APIMEC)

9.17.2013 (Tuesday) – Salvador, BA (APIMEC)
5.28.2013 (Tuesday) – Belo Horizonte, MG (APIMEC)

9.19.2013 (Thursday) – Recife, PE (APIMEC)

6.26.2013 (Wednesday) – Florianópolis, SC (EXPOMONEY/APIMEC) Centro Sul Av. Governador Gustavo Richard, 850 - Centro

9.20.2013 (Friday) – Brasília, DF (EXPOMONEY/APIMEC)

Centro Convenções Brasil 21 SHS Quadra 06, Lote 01, Conjunto A, Setor Hoteleiro Sul
8.6.2013 (Tuesday) – Rio de Janeiro, RJ (APIMEC)

10.18.2013 (Friday) – Belo Horizonte, MG (EXPOMONEY/APIMEC)

MinasCentro

Rua Guajajaras, 1022 – 3O andar – Belo Horizonte

8.8.2013 (Thursday) – São Paulo, SP (APIMEC)

10.29.2013 (Tuesday) – Brasília, DF (APIMEC)

8.13.2013 (Tuesday) – Fortaleza, CE (APIMEC)

11.13.2013 (Wednesday) – Rio de Janeiro, RJ (EXPOMONEY/APIMEC)

Centro de Convenções SulAmérica Av. Paulo de Frontin, 1 - Cidade Nova

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

.5.

Special and Annual Shareholders’ Meetings already established

Event

Date

Sending the Board of Directors’ Proposals for the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX, including information required by Instructions CVM # 480 and 481, as of 12.7.2009 and 12.17.2009.	2.6.2013
Sending the Call Notices to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	2.6.2013
Publication of Call Notices	2.7, 2.8, 2.9 and 2.14.2013
Date of the Special and Annual Shareholders’ Meetings to be held	3.11.2013
Sending the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	3.11.2013
Sending the Minutes of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA and CVM	3.20.2013

Board of Directors/Board of Executive Officers’ Meetings already established

Event

Date

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2012 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

1.28.2013

Notice related to the proposal for payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2012  - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX.

1.28.2013

Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM

1.28.2013

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2012 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

2.5.2013

Notice related to the approval of the proposal for the payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2012  - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

2.5.2013

Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

2.5.2013

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

.6.

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Intermediary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.12.2013
Notice related to the proposal for payment of Dividends or Intermediary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.12.2013
Sending the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	6.21.2013
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Intermediary Interest on Shareholders’ Equity – sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.27.2013
Notice related to the approval of the proposal for the payment of Dividends or Intermediary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.27.2013
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	7.8.2013
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Complementary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	12.9.2013
Notice related to the proposal for payment of Dividends or Complementary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	12.9.2013
Sending the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	12.18.2013
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Complementary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	12.20.2013
Notice related to the approval of the proposal for payment of Dividends or Complementary Interest on Shareholders’ Equity - sending information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	12.20.2013
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	1.3.2014

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2013

.7.

Notices to the Market regarding the Monthly Interest on Shareholders’ Equity in conformity with the System for Monthly Payment to Shareholders

Notice Date	Payment Date	Reference Month	Declaration Date and Record Date of Right	“Ex-Right” Date
12.18.2012	2.1.2013	January	1.2.2013	1.3.2013
1.17.2013	3.1.2013	February	2.1.2013	2.4.2013
2.14.2013	4.1.2013	March	3.1.2013	3.4.2013
3.18.2013	5.2.2013	April	4.1.2013	4.2.2013
4.16.2013	6.3.2013	May	5.2.2013	5.3.2013
5.20.2013	7.1.2013	June	6.3.2013	6.4.2013
6.17.2013	8.1.2013	July	7.1.2013	7.2.2013
7.17.2013	9.2.2013	August	8.1.2013	8.2.2013
8.19.2013	10.1.2013	September	9.2.2013	9.3.2013
9.16.2013	11.1.2013	October	10.1.2013	10.2.2013
10.17.2013	12.2.2013	November	11.1.2013	11.4.2013
11.18.2013	1.2.2014	December	12.2.2013	12.3.2013
Type of Share		Per Share
		Gross	Net of Withholding Income Tax
Common Share		R$0.018817992	R$0.015995293
Preferred Share		R$0.020699791	R$0.017594822

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

4.15.2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   April 16, 2013

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

  Investor Relations Officer